Exhibit 99.3

Wearable Devices Announces First Half 2026 Financial Results and Provides Corporate Update

Company reports continued commercial momentum, advances Human Intent Decoding via its Large MUAP Model (LMM), and expands into Physical AI and Next-Gen Hardware

Yokne’am Illit, Israel, August 24, 2026 -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its financial results for the six months ended June 30, 2026.

Management Commentary:

“We are excited to kick off 2026 with sustained revenue momentum across our B2C products, while significantly investing in transformative growth initiatives,” said Asher Dahan, Chief Executive Officer of Wearable Devices. “At the heart of our vision is a foundational task: to decode human intent. Traditional inputs fail to capture human context; by analyzing surface Electromyography (“sEMG”) data from thousands of user interactions and tests, our team has built the technological maturity needed to translate biological signals into real-time digital actions before physical motion occurs.”

Mr. Dahan added: “Our growth strategy relies on an active build-measure-learn cycle driven by our consumer B2C offerings, including Mudra Link and Mudra Band. By delivering products directly to users, we collect critical real-world feedback. This B2C traction validates market demand, refines our algorithms, and serves as a powerful ‘pull’ strategy to inform and strengthen our enterprise B2B offerings. The Company also develops the Large MUAP Model (“LMM”) - a physiology-based foundational model serving as an intention-detection layer allowing AI agents and machines to understand human state and intent.”

“Applying these insights has led us into a revolutionary new frontier: Physical AI and Robotics. Where vision-based AI fails due to occlusion or field-of-view limits, wearable neural sensing bridges the gap without cumbersome gloves,” said Mr. Dahan. “To support this vertical, we are launching Mudra Pro (featuring 3 sEMG channels, IMU, and PPG) for advanced AI / extended reality (“XR”) programs, while developing Mudra Ultimate (featuring 8 sEMG channels, IMU, PPG, and an integrated System-on-Chip). These next-generation form factors incorporate years of B2C customer feedback to achieve superior ergonomics, alongside years of direct B2B client interaction to satisfy complex enterprise needs.”

Mr. Dahan concluded: “To ensure we remain agile in an ever-shifting AI landscape, ai6 Labs serves as our dedicated innovation engine. Operating as a closed loop that combines foundational neural research, rapid monetization, and an AI accelerator, ai6 Labs allows us to rapidly prototype agentic solutions and product architectures. This ensures swift execution and defensive market positioning as we interface directly with the next generation of AI agents.”

First Half 2026 Financial Results and Recent Company Highlights:

●	Revenues: Generated $350 thousand in revenue for the six months ended June 30, 2026, compared to $294 thousand for the six months ended June 30, 2025, driven by continuous commercial sales of Mudra Link and Mudra Band across iOS, Android, and desktop ecosystems.

●	Released the Mudra Studio: Mudra Studio is a software platform for building applications based on user intent, input, interaction, and neural signals.

Developers can use vibe coding agents to build with hand motion, fingertip pressure, gestures, and raw neural signal data. Users benefit from a faster path from idea to working prototype, replacing Software Development Kit-level complexity with natural text prompts.

●	Decoding Human Intent & LMM Advancement: Expanded the LMM, establishing a physiology-based intention-detection layer that underpins Physical AI, gesture recognition, and clinical research such as stroke rehabilitation.

●	Physical AI & Next-Gen Hardware: Introduced new hardware architectures including Mudra Pro and Mudra Ultimate, designed to provide multimodal wearable training data for robotics and human-machine interaction where camera visibility is limited.

●	ai6 Labs Innovation Engine: Advanced the ai6 Labs accelerator to continually test agentic workflows, edge AI experiments, and rapid Minimum Viable Products (“MVPs”), shortening the path from deep-tech research to commercial products.

●	Patents Strategy: In 2026, Wearable Devices extended its patent portfolio through a dynamic and forward-focused patent strategy, which protects its core neural interface capabilities and enhances gesture recognition by accurately defining gesture start and end points, eliminating the need for buttons. These patents form the foundation of the Company’s broader IP roadmap, building a broad, adaptable, and defensible global portfolio that covers future wearable bio-potential applications. This strategy positions Wearable Devices to capitalize across consumer XR, industrial automation, and assistive technology markets while safeguarding its technological leadership and protecting the ability to authenticate users from their unique biological signals, enabling secure payments, user detection, and authorized actions.

In the first half of 2026, Wearable Devices started continued delivering and recognizing revenues from the Mudra Link, a universal gesture control wearable wristband, in addition to continued recognition of revenue from the sale of Mudra Band for Apple Watch, the Company’s B2C products. Revenues for the six months ended June 30, 2026 were $350 thousand, as compared to approximately $294 thousand for the six months ended June 30, 2025. Net loss increased to $5.5 million, or $(3.50) per basic and diluted share, in the six months ended June 30, 2026, compared to net loss of $3.7 million, or $(20.71) per basic and diluted share, for the six months ended June 30, 2025, primarily related to investments in new initiatives, increased headcount and other operating expenses in 2026.

About Wearable Devices Ltd.

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s product offerings, including the Mudra Band, Mudra Link and Mudra Pro - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Expanding into Physical AI, the Company also provides a wearable neural sensing layer for human-generated training data across robotics and advanced physical systems. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our belief that we are well-positioned to be a leader in the space of wearable devices; that sustained commercial momentum across our B2C products validates market demand and may strengthen our enterprise B2B offerings; that our LMM model may serve as a physiological intention-detection layer that can support Physical AI, gesture recognition, clinical research, human-machine interaction and other applications; our expectations regarding the launch, development, features, capabilities, commercialization and potential benefits of Mudra Pro and Mudra Ultimate, including their potential use in advanced AI/XR programs, robotics, human-machine interaction and enterprise applications; our belief that ai6 Labs may accelerate innovation, agentic workflows, edge AI experiments, rapid MVP development and the commercialization of new product architectures;; that our IP strategy may protect our core neural interface capabilities, enhance gesture-recognition technology, and capitalize across consumer XR, industrial automation, assistive technology markets, Physical AI and other markets; expansion into new potential markets and the benefits and advantages of our technology and products. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2025, filed on March 12, 2026 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

IR@wearabledevices.co.il

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	677	6,500
Short-term bank deposits	18,164	11,922
Accounts receivable	-	37
Governmental grant receivable	28	-
Other receivables and prepaid expenses	156	293
Inventories	588	778

TOTAL CURRENT ASSETS	19,613	19,530

NON-CURRENT ASSETS:

Right-of-use assets	268	393
Property and equipment, net	148	67

TOTAL NON-CURRENT ASSETS	416	460

TOTAL ASSETS	20,029	19,990

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables	116	62
Advance payments	12	47
Accrued payroll and other employment related accruals	778	629
Accrued expenses	325	333
Lease liabilities	203	309
TOTAL CURRENT LIABILITIES	1,434	1,380
Lease liabilities	45	57
TOTAL LIABILITIES	1,479	1,437

SHAREHOLDERS’ EQUITY
Ordinary shares no par value: Authorized 500,000,000 as of June 30, 2026 and December 31, 2025; issued and outstanding 2,205,378 shares as of June 30, 2026 and 960,934 shares as of December 31, 2025	67	67
Additional paid-in capital	61,212	55,695
Accumulated losses	(42,729)	(37,209)

TOTAL SHAREHOLDERS’ EQUITY	18,550	18,553

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,029	19,990

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2026	2025
	U.S. dollars
	in thousands
	(except per share
	amounts)

Revenues	350	294
Expenses:
Cost of revenues	(308)	(272)
Impairment of product sales inventory	(67)	(175)
Research and development, net	(2,697)	(1,466)
Sales and marketing expenses	(1,240)	(919)
General and administrative expenses	(1,905)	(1,220)
OPERATING LOSS	(5,867)	(3,758)
FINANCING INCOME, NET	351	48
LOSS BEFORE TAXES	(5,516)	(3,710)
Tax expenses	(4)	(5)
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(5,520)	(3,715)

Net loss per ordinary share, basic and diluted	(3.50)	(20.71)

Weighted average number of ordinary shares outstanding basic and diluted*	1,575,958	179,366

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,520)	(3,715)

Adjustments required to reconcile net loss to net cash used in operating activities

Depreciation	27	48
Accrued interest on deposits	(134)	(7)
Share-based compensation expenses	953	427
Provision for inventory write-off	67	175

Changes in operating assets and liabilities items:
Decrease in inventory	123	123
Decrease in accounts receivables	37	-
Decrease(increase) in governmental grants receivables	(28)	17
Decrease in other receivables and prepaid expenses	143	189
Decrease in advance payments	(35)	(72)
Increase(decrease) in accounts payable	54	(64)
Increase in accrued payroll and other employment related accruals	149	138
Decrease in accrued expenses	(8)	(226)
Net cash used in operating activities	(4,172)	(2,967)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(108)	(7)
Investments in short-term deposits	(11,345)	*(2,876)
Maturities of short-term deposits	5,238	*2,354
Net cash used in investing activities	(6,215)	(529)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible promissory note	-	(770)
Proceeds from issuance of ordinary shares associated to best effort deal	-	2,200
Proceeds from issuance of ordinary shares under inducement offer letter agreement	4,564	1,041
Net cash provided by financing activities	4,564	2,471

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,823)	(1,025)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,500	3,089
CASH AND CASH EQUIVALENTS AT END OF PERIOD	677	2,064
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest received from deposits	389	77

*	Reclassified